                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 23)

                    INCOME OPPORTUNITY REALTY INVESTORS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   452926-10-8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Robert A. Waldman
                        1800 Valley View Lane, Suite 300
                               Dallas, Texas 75234
                                 (469) 522-4366
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 March 18, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452926-10-8
--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               American Realty Investors, Inc., FEI No. 75-2847135
--------------------------------------------------------------------------------


     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------

     3)  SEC Use Only
--------------------------------------------------------------------------------

                                                              WC
     4)  Source of Funds (See Instructions)
--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

                                                              Nevada
     6)  Citizenship or Place of Organization
--------------------------------------------------------------------------------
                                                              -0-
                  7)       Sole Voting Power
 Number of
Shares Bene-      --------------------------------------------------------------
 ficially                                                     -0-
 Owned by         8)       Shared Voting Power
Each Report-
 ing Person       --------------------------------------------------------------
  With                                                        -0-
                  9)       Sole Dispositive Power

                  --------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power
--------------------------------------------------------------------------------

                                                              674,971
     11) Aggregate Amount Beneficially Owned by Each Reporting Person
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------
                                                              46.91%
     13) Percent of Class Represented by Amount in Row (11)
--------------------------------------------------------------------------------

                                                              CO
     14) Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

CUSIP No. 452926-10-8
--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                 American Realty Trust, Inc., FEI No. 54-0697989
--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------

     3)  SEC Use Only
--------------------------------------------------------------------------------

                                                              WC
     4)  Source of Funds (See Instructions)
--------------------------------------------------------------------------------

     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------

                                                              Georgia
     6)  Citizenship or Place of Organization
--------------------------------------------------------------------------------
                                                              -0-
                  7)       Sole Voting Power

                  --------------------------------------------------------------
 Number of                                                    -0-
Shares Bene-      8)       Shared Voting Power
 ficially
 Owned by         --------------------------------------------------------------
Each Report-                                                  -0-
ing Person        9)       Sole Dispositive Power
   With
                  --------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power
--------------------------------------------------------------------------------

                                                              409,935
     11) Aggregate Amount Beneficially Owned by Each Reporting Person
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------
                                                              28.5%
     13) Percent of Class Represented by Amount in Row (11)
--------------------------------------------------------------------------------

                                                              CO
     14) Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

CUSIP No. 452926-10-8
--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                     EQK Holdings, Inc., FEI No. 75-2931679
--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------

     3)  SEC Use Only
--------------------------------------------------------------------------------

                                                              WC
     4)  Source of Funds (See Instructions)
--------------------------------------------------------------------------------

     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
                                                              Nevada
     6)  Citizenship or Place of Organization

--------------------------------------------------------------------------------
                                                              409,935
                  7)       Sole Voting Power
 Number of
Shares Bene-      --------------------------------------------------------------
 ficially                                                     -0-
 Owned by         8)       Shared Voting Power
Each Report-
ing Person        --------------------------------------------------------------
With                                                          409,935
                  9)       Sole Dispositive Power

                  --------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power
--------------------------------------------------------------------------------

                                                              409,935
     11) Aggregate Amount Beneficially Owned by Each Reporting Person
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------
                                                              28.5%
     13) Percent of Class Represented by Amount in Row (11)
--------------------------------------------------------------------------------

                                                              CO
     14) Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

CUSIP No. 452926-10-8
--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               Basic Capital Management, Inc., FEI No. 75-2261065
--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------

     3)  SEC Use Only
--------------------------------------------------------------------------------

                                                              WC
     4)  Source of Funds (See Instructions)
--------------------------------------------------------------------------------

     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------

                                                              Nevada
     6)  Citizenship or Place of Organization
--------------------------------------------------------------------------------
                                                              106,802
                  7)       Sole Voting Power
 Number of
Shares Bene-      --------------------------------------------------------------
 ficially                                                     -0-
 Owned by         8)       Shared Voting Power
Each Report-
ing Person        --------------------------------------------------------------
With                                                          106,802
                  9)       Sole Dispositive Power

                  --------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power
--------------------------------------------------------------------------------
                                                              106,802
     11) Aggregate Amount Beneficially Owned by Each Reporting Person
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------
                                                              7.4%
     13) Percent of Class Represented by Amount in Row (11)
--------------------------------------------------------------------------------

                                                              CO
     14) Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

CUSIP No. 452926-10-8
--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

           Transcontinental Realty Investors, Inc., FEI No. 94-6565852
--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------

     3)  SEC Use Only
--------------------------------------------------------------------------------

                                                              WC
     4)  Source of Funds (See Instructions)
--------------------------------------------------------------------------------

     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------

                                                              Nevada
     6)  Citizenship or Place of Organization
--------------------------------------------------------------------------------
                                                              345,728
                  7)       Sole Voting Power
 Number of
Shares Bene-      --------------------------------------------------------------
 ficially                                                     -0-
 Owned by         8)       Shared Voting Power
Each Report-
ing Person        --------------------------------------------------------------
With                                                          345,728
                  9)       Sole Dispositive Power

                  --------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power
--------------------------------------------------------------------------------

                                                              345,728
     11) Aggregate Amount Beneficially Owned by Each Reporting Person
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------
                                                              24%
     13) Percent of Class Represented by Amount in Row (11)
--------------------------------------------------------------------------------

                                                              CO
     14) Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

CUSIP No. 452926-10-8
--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

         Income Opportunity Acquisition Corporation, FEI No. 75-4243609
--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------

     3)  SEC Use Only
--------------------------------------------------------------------------------

                                                              WC
     4)  Source of Funds (See Instructions)
--------------------------------------------------------------------------------

     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------

                                                              Nevada
     6)  Citizenship or Place of Organization
--------------------------------------------------------------------------------
                                                              265,036
                  7)       Sole Voting Power
 Number of
Shares Bene-      --------------------------------------------------------------
 ficially                                                     -0-
 Owned by         8)       Shared Voting Power
Each Report-
ing Person        --------------------------------------------------------------
With                                                          265,036
                  9)       Sole Dispositive Power

                  --------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power
--------------------------------------------------------------------------------

                                                              265,036
     11) Aggregate Amount Beneficially Owned by Each Reporting Person
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------
                                                              18.42%
     13) Percent of Class Represented by Amount in Row (11)
--------------------------------------------------------------------------------

                                                              CO
     14) Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

         This Amendment No. 23 to Statement on Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the "Shares") of INCOME OPPORTUNITY REALTY INVESTORS, INC., a Nevada corporation ("IOT" or the "Company" or the "Issuer") and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 20 thereof (the "Amended Statement") filed by and on behalf of the "Reporting Persons" described below. The principal executive offices of the Company are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The CUSIP number of the Shares is 452926-10-8.

         This Amendment No. 23 to Schedule 13D is being filed to reflect various changes in the information contained in the Amended Statement, including the results of a cash tender offer for the Issuer's Shares. During the period ended March 18, 2003, Income Opportunity Acquisition Corporation ("IOT AcqSub") received, accepted and purchased 265,036 Shares of the Issuer pursuant to a cash tender offer which resulted in the beneficial ownership of the Reporting Persons increased by approximately 18.42% of the number of Shares of the Issuer outstanding.

ITEM 2. IDENTITY AND BACKGROUND

         Item 2 of the Amended Statement is hereby further amended as follows:

         This Amendment is being filed on behalf of ARL, its wholly-owned subsidiary, American Realty Trust, Inc., a Georgia corporation ("ART"), and its wholly-owned subsidiary, EQK Holdings, Inc., a Nevada corporation ("EQK"), Basic Capital Management, Inc., a Nevada corporation ("BCM"), IOT AcqSub and Transcontinental Realty Investors, Inc., a Nevada corporation ("TCI"), each of which have their principal executive offices located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. All of ARL, ART, EQK, BCM, TCI and IOT AcqSub are collectively referred to as the "Reporting Persons." The Reporting Persons may be deemed to constitute a "person" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because (i) EQK is a wholly-owned subsidiary of ART. ART and IOT AcqSub are each wholly-owned subsidiaries of ARL, (ii) BCM owns approximately 55.2% of the outstanding securities of ARL, and (iii) BCM serves as the Advisor to ARL and TCI.

         IOT AcqSub is a corporation organized and existing under the laws of the State of Nevada. IOT AcqSub is a subsidiary of ARL. The name, business address and capacity with IOT AcqSub of each of the executive officers or directors of IOT AcqSub are set forth on Schedule 6 attached hereto. Each of the individuals listed on Schedule 6 is a citizen of the United States of America.

         (d) During the last five years, none of ARL, ART, EQK, BCM, TCI, IOT AcqSub, nor any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The consideration paid to purchase the Shares described in Item 5 below is from working capital of each of the Reporting Persons and no part of the purchase price is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares. Each of the Reporting Persons have in the past and may in the future, utilized margin accounts with various brokerage firms which accounts may, from time to time, have debit balances and include certain of the Shares. Since other securities are held in such accounts, it may be impracticable at any time to determine the amounts, if any, borrowed with respect to the Shares and interest costs vary with applicable costs and account balances. Prior to the purchase of the Shares in the cash tender offer which expired March 18, 2003, ARL and its subsidiaries sold parcels of land and other assets and generated funds in the ordinary course of business which included refinancings of one or more outstanding loans. However, none of such transactions involved funds or other consideration borrowed or otherwise obtained for the direct purpose of acquiring the Shares pursuant to the cash tender offer.

ITEM 4. PURPOSE OF TRANSACTION

         Item 4 of the Amended Statement is hereby further amended as follows:

         Except with respect to the tender offer described in Item 5 below, a proposed merger transaction previously described, and any ancillary effect same would have on the following items, the Reporting Persons do not have any plans or proposals which relate to or would result in:

                  (a) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

                  (b) An extraordinary corporate transaction, such a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries (except that as part of the proposed merger transaction, certain real property assets owned by the Issuer have been sold and may be sold in the future);

                  (d) Any change in the present Board of Directors or Management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

                  (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person (except that the Reporting Persons' collective ownership of over 78% of the outstanding Shares would itself be an impediment to any potential change of control not approved by the Reporting Persons);

                  (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association (except that if the merger of the Issuer with a subsidiary of ARL is effectuated, the Issuer's Shares will no longer be eligible for listing on a national securities exchange);

                  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (except that if the merger of the Issuer with a subsidiary of ARL is consummated, the number of common stockholders of the Issuer will be reduced below 300, and such Shares would then become eligible for termination of registration); or

                  (j) Any actions similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Amended Statement is hereby further amended as follows:

         (a) According to the latest information available from the Issuer, as of March 18, 2003, the total number of issued and outstanding Shares was 1,438,945 Shares. As of March 18, 2003, the following Shares were owned directly and beneficially by the Reporting Persons set forth below:


       Name                             No. of Shares Owned                   Approximate % Class
    ----------                          -------------------                   -------------------
         EQK                                  409,935                                28.5%
         ART*                                 409,935                                28.5%
         ARL*+                                674,971                               46.91%
         BCM                                  106,802                                 7.5%
         TCI                                  345,728                                24.0%
    IOT AcqSub                                265,036                               18.42%
                                            ---------                               -----
    Totals:                                 1,127,501**                              78.4%
                                            =========                               =====


----------
+Same Shares as owned by IOT AcqSub which is a subsidiary of ARL.

*Same Shares as owned by EQK; EQK is a wholly-owned subsidiary of ART which in turn is a wholly-owned subsidiary of ARL; ARL is the indirect parent of EQK.

**If the merger of the Issuer with a subsidiary of ARL is consummated, the 106,802 Shares held by BCM will be converted into 106,802 shares of ARL Series H Preferred Stock, and the 409,935 Shares held by EQK will be cancelled, and the 265,036 Shares held by IOT AcqSub will be cancelled. If the merger of TCI with a subsidiary of ARL is consummated, the 345,728 Shares held by TCI will also be cancelled; if the merger of TCI with a subsidiary of ARL is not consummated, the 345,728 Shares held by TCI will be converted into 345,728 shares of ARL Series H Preferred Stock.

         Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), each of the directors of ARL, ART and EQK may be deemed to beneficially own the number of Shares owned by EQK described above; each of the directors of ARL and IOT AcqSub may be deemed to beneficially own the Shares held directly by IOT AcqSub; each of the directors of BCM may be deemed to beneficially own the Shares held directly by BCM; and each of the directors of TCI may be deemed to beneficially own the Shares held directly by TCI. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3, and the approximate percent of the class, as well as the relationship, are set forth in the following table:

                                                                 No. of Shares Beneficially            % of
Name of Director                              Entity                        Owned                      Class
----------------                     -----------------------     --------------------------           ------
Earl D. Cecil                        ARL, IOT AcqSub and TCI             1,020,699                     70.5%
Richard W. Humphrey                     ARL and IOT AcqSub                 674,971                    46.91%
Ted P. Stokley                       ARL, IOT AcqSub and TCI             1,020,699                     70.5%
Joseph Mizrachi                         ARL and IOT AcqSub                 674,971                    46.91%
Ronald E. Kimbrough                    IOT AcqSub, EQK and                 674,971                    46.91%
                                              ART**
Robert A. Waldman                      IOT AcqSub, EQK and                 674,971                    46.91%
                                              ART**
Ryan T. Phillips                               BCM                         106,802                      7.5%
Mickey Ned Phillips                            BCM                         106,802                      7.5%
Henry A. Butler                                TCI                         345,728                     24.0%
Martin L. White                                TCI                         345,728                     24.0%
                                                                         ---------                     -----

         Total Shares beneficially owned by Reporting                    1,127,501                     78.4%
                                                                         =========                     =====
         Persons and individuals listed above:

         (b) Each of the directors of ARL, ART and EQK may be deemed to share voting and dispositive power over the 409,935 Shares held by EQK. Each of the directors of ARL and IOT AcqSub may be deemed to share voting and dispositive power over the 265,036 Shares held by IOT AcqSub. The directors of BCM have shared voting and dispositive power over the 106,802 Shares held by BCM. Each of the directors of TCI have shared voting and dispositive power over the 345,728 Shares held by TCI.

         (c) During the 60 calendar days ended March 18, 2003, the Reporting Persons and their respective executive officers and directors did not engage in any transaction in the Shares or any other equity interests derivative thereof except that IOT AcqSub purchased 265,036 Shares pursuant to a cash tender offer at $19 per Share (a total of $5,035,684).

         (d) No person other than the Reporting Person or its respective Board of Directors is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the Shares held by each of the Reporting Persons, subject to the matters set forth in Item 6 below.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 of the Amended Statement is hereby further amended to read as follows:

         EQK has pledged 250,000 Shares to a bank as additional collateral to secure a loan to EQK. An additional 153,400 Shares owned by EQK, and 106,802 Shares owned by BCM may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with banks and brokerage firms relating to accounts of EQK and BCM, respectively. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of the market value of the shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such accounts and it is impracticable at any time to determine the amounts, if any, with respect to the Shares and interest costs under such arrangements vary with applicable costs and account balances.

         All 345,728 Shares owned by TCI are located at a brokerage firm in a cash account (not margin account), and do not serve as "collateral" for any borrowings pursuant to any margin account arrangement or otherwise.

         Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

                                   SIGNATURES

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 23 to Statement on Schedule 13D is true, complete and correct.

Dated: March 27, 2003.

                          AMERICAN REALTY INVESTORS, INC.

                                   /s/ Ronald E. Kimbrough
                          By:
                              ------------------------------------------------
                                   Ronald E. Kimbrough
                                   Executive Vice President

                          AMERICAN REALTY TRUST, INC.

                                   /s/ Ronald E. Kimbrough
                          By:
                              ------------------------------------------------
                                   Ronald E. Kimbrough,
                                   Executive Vice President

                          EQK HOLDINGS, INC.

                                   /s/ Ronald E. Kimbrough
                          By:
                              ------------------------------------------------
                                   Ronald E. Kimbrough,
                                   Vice President

                          BASIC CAPITAL MANAGEMENT, INC.

                                   /s/ Ronald E. Kimbrough
                          By:
                              ------------------------------------------------
                                   Ronald E. Kimbrough,
                                   Executive Vice President

                          TRANSCONTINENTAL REALTY INVESTORS,
                          INC.

                                   /s/ Ronald E. Kimbrough
                          By:
                              ------------------------------------------------
                                   Ronald E. Kimbrough,
                                   Executive Vice President

                          INCOME OPPORTUNITY ACQUISITION
                          CORPORATION

                                   /s/ Ronald E. Kimbrough
                          By:
                              ------------------------------------------------
                                   Ronald E. Kimbrough, President

                                   SCHEDULE 6

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                   INCOME OPPORTUNITY ACQUISITION CORPORATION




                                                                                         PRESENT BUSINESS IN WHICH
  NAME AND CAPACITY WITH EQK HOLDINGS, INC.              BUSINESS ADDRESS                 EMPLOYMENT IS CONDUCTED
  -----------------------------------------              ----------------                 -----------------------

Ronald E. Kimbrough, Director and President    1800 Valley View Lane                  Executive Vice President,
and Treasurer                                  Suite 300                              Basic Capital Management, Inc.
                                               Dallas, Texas 75234

Robert A. Waldman, Director and Secretary      1800 Valley View Lane                  Senior Vice President, General
                                               Suite 300                              Counsel and Secretary, Basic
                                               Dallas, Texas 75234                    Capital Management, Inc.




                               Schedules - Page 1